UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. __)*


                         Document Security Systems, Inc.
                                (Name of Issuer)


                     Common Stock, par value $0.02 per share
                         (Title of Class of Securities)


                                    25614T101
                                 (CUSIP Number)



                                 January 9, 2006
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

       [ ] Rule 13d-1(b)

       [X] Rule 13d-1(c)

       [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------                        ------------------
CUSIP No. 25614T101                             13G           Page 2 of 8 Pages
--------------------------------------                        ------------------

--------------------------------------------------------------------------------
1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ergonomic Group Inc.
      11-2685111
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a)[ ]
                                                                         (b)[X]
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION
      State of New York
--------------------------------------------------------------------------------
              5.     SOLE VOTING POWER
  NUMBER OF          0
   SHARES     ------------------------------------------------------------------
BENEFICIALLY  6.     SHARED VOTING POWER
  OWNED BY           610,300(1)
    EACH      ------------------------------------------------------------------
  REPORTING   7.     SOLE DISPOSITIVE POWER
   PERSON            0
    WITH      ------------------------------------------------------------------
              8.     SHARED DISPOSITIVE POWER
                     610,300(1)
--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      610,300(1)
--------------------------------------------------------------------------------
10.   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See
      Instructions)                                                         [ ]
--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      4.9%(2)
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON (See Instructions)
      CO
--------------------------------------------------------------------------------


---------------------

(1) Ergonomic Group Inc. and Karen P. Girards, the President and sole owner of Ergonomic Group Inc., share voting and dispositive power with respect to 610,300 shares of common stock, which are held directly by Ergonomic Group Inc.

(2) Assumes a total of 12,401,811 shares of common stock outstanding, based upon the amount reported in Document Security Systems, Inc.'s most recent Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2005, filed with the Securities and Exchange Commission on November 14, 2005.

--------------------------------------                        ------------------
CUSIP No. 25614T101                             13G           Page 3 of 8 Pages
--------------------------------------                        ------------------

--------------------------------------------------------------------------------
1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Karen P.
      Girards
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a)[ ]
                                                                         (b)[X]
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION
      United States
--------------------------------------------------------------------------------
              5.     SOLE VOTING POWER
  NUMBER OF          10,000
   SHARES
BENEFICIALLY
  OWNED BY
    EACH
  REPORTING
   PERSON
    WITH
              ------------------------------------------------------------------
              6.     SHARED VOTING POWER
                     610,300(1)
              ------------------------------------------------------------------
              7.     SOLE DISPOSITIVE POWER
                     10,000
              ------------------------------------------------------------------
              8.     SHARED DISPOSITIVE POWER
                     610,300(1)
--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      620,300(1)
--------------------------------------------------------------------------------
10.   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See
      Instructions)                                                         [ ]
--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      5.0%(2)
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON (See Instructions)
      IN
--------------------------------------------------------------------------------


---------------------

(1) Ergonomic Group Inc. and Karen P. Girards, the President and sole owner of Ergonomic Group Inc., share voting and dispositive power with respect to 610,300 shares of common stock, which are held directly by Ergonomic Group Inc.

(2) Assumes a total of 12,401,811 shares of common stock outstanding, based upon the amount reported in Document Security Systems, Inc.'s most recent Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2005, filed with the Securities and Exchange Commission on November 14, 2005.

--------------------------------------                        ------------------
CUSIP No. 25614T101                             13G           Page 4 of 8 Pages
--------------------------------------                        ------------------

Item 1(a).         Name of Issuer.
                   Document Security Systems, Inc.

Item 1(b).         Address of Issuer's Principal Executive Offices.

                   First Federal Plaza, Suite 1525
                   28 East Main Street
                   Rochester, NY 14614

Item 2(a).-(c).    Names of Person Filing.

                   Ergonomic Group Inc.
                   191 Herricks Road
                   Garden City Park, NY 11040

                   Citizenship. New York

                   Karen P. Girards
                   191 Herricks Road
                   Garden City Park, NY 11040

                   Citizenship. United States

Item 2(d).         Title of Class of Securities.
                   Common Stock, par value $0.02 per share

Item 2(e).         CUSIP Number.
                   25614T101

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

    (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act.

    (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

    (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange
            Act.

    (d) [ ] Investment company registered under Section 8 of the Investment Company Act.

    (e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

    (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

    (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

--------------------------------------                        ------------------
CUSIP No. 25614T101                             13G           Page 5 of 8 Pages
--------------------------------------                        ------------------


    (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

    (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

    (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


Item 4.            Ownership.

                   The information in items 1 and 5 through 11 on the cover pages (pp 2-3) on Schedule 13G is hereby incorporated by reference.

Item 5.            Ownership of Five Percent or Less of a Class.

                   If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.            Ownership of More than Five Percent on Behalf of Another
                   Person.

                   Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

                   Not applicable.

Item 8.            Identification and Classification of Members of the Group.

                   Not applicable.

Item 9.            Notice of Dissolution of Group.

                   Not applicable.

--------------------------------------                        ------------------
CUSIP No. 25614T101                             13G           Page 6 of 8 Pages
--------------------------------------                        ------------------



Item 10.           Certification.

            By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

            After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 17, 2006


                                          Ergonomic Group Inc.



                                          By: /s/ Karen P. Girards
                                              ---------------------------------
                                              Name:  Karen P. Girards
                                              Title: President


                                              /s/ Karen P. Girards
                                              ---------------------------------
                                              Karen P. Girards

--------------------------------------                        ------------------
CUSIP No. 25614T101                             13G           Page 7 of 8 Pages
--------------------------------------                        ------------------



                                  Exhibit Index
                                  -------------

Exhibit A:  Joint Filing Agreement, dated as of January 17, 2006

--------------------------------------                        ------------------
CUSIP No. 25614T101                             13G           Page 8 of 8 Pages
--------------------------------------                        ------------------


                                                                       EXHIBIT A


               JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)
               ---------------------------------------------------

This agreement is made pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the "Act"), by and between the parties listed below, each referred to herein as a "Joint Filer." The Joint Filers agree that a statement of beneficial ownership as required by Section 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13G and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Dated:      January 17, 2006






                                          ERGONOMIC GROUP INC.



                                          By: /s/ Karen P. Girards
                                              ---------------------------------
                                              Name:  Karen P. Girards
                                              Title: President


                                              /s/ Karen P. Girards
                                              ---------------------------------
                                              Karen P. Girards